Exhibit 99.1

Points International to Report Second Quarter 2010 Results on Tuesday, August 10, 2010

Toronto, Canada – July 30, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced that it will report financial results for the second quarter 2010 on Tuesday, August 10, 2010 after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International on Tuesday, August 10, 2010 at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-8418 ten minutes prior to the scheduled start time. International callers should dial 480-629-9809. In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call.

A telephonic replay of the conference call will also be available until 11:59 pm ET on Tuesday, August 17, 2010 by dialing 877-870-5176 and entering passcode: 4330527.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Andrew Greenebaum / Laura Foster
Addo Communications
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400